October 22, 2004



Mail Stop 4-6

Joseph A. LaSala, Jr.
Novell, Inc.
404 Wyman Street
Waltham, MA 02451

Re:	Novell, Inc.
	Registration Statement on Form S-3
	Filed September 24, 2004
	File No. 333-119281

Dear Mr. LaSala:

	This is to advise you that we have limited our review of the above referenced Form S-3 registration statement to the Selling Securityholders and Plan of Distribution sections as well as the legal opinion provided by counsel, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by the selling securityholders for each of the entities listed in the Selling Securityholders table. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual which are publicly available on our website. Also, for entities such as Thomas Weisel Partners, to ensure clarity please include the full name of the entity.

2. You indicate that the selling securityholder information is provided as of September 23, 2004. Please note that the selling securityholder information should be provided as of the anticipated
effective date.   Please expand footnote 1 on page 56 to clarify that
the selling shareholder information would be provided by means of prospectus supplements with respect to pledgees, donees, transferees and other successors who acquire their shares after the effective date of the registration statement from named selling securityholders, and that in other instances would be provided by post-effective amendment.

3. We note that it appears the aggregate dollar value of the notes issued to named persons does not equate to the aggregate dollar amount registered. Please include a separate line item in your Selling Securityholder table that aggregates the dollar value of offered securities attributable to unnamed selling securityholders. Further, please state that these securityholders cannot use the prospectus to sell shares. Also, indicate that you will file by post-effective amendment that contains the information required by Item 507 of Regulation S-B for all the unnamed securityholders.

4. Please revise the final sentence of the sixth paragraph on page 60 to identify which of the selling securityholders is a registered broker-dealer, and unless a registered broker-dealer that is a selling securityholder acquired its shares as transaction-based compensation for investment banking services, name the broker-dealer as an underwriter. Please also indicate which selling securityholders are affiliated with a registered broker-dealer and briefly describe the affiliation. With respect to any selling securityholder that is an affiliate of a registered broker-dealer, disclose whether such selling securityholder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

5. Please supplementally confirm that Citigroup Global Markets Inc., received the securities it is offering as transaction-based compensation for investment banking services and in your response letter describe the terms on which these securities were earned as compensation.

6. You indicate that the selling securityholders may engage in short sales and hedging transactions. If true, please confirm that none of selling securityholders currently has an open position in Novell common stock or debentures except as disclosed in the footnotes to the Selling Securityholders table. Also, supplementally confirm that you and the selling securityholders are aware of interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual on this matter.

7. Please update your Form S-3 to incorporate by reference all documents subsequently filed, including your current report on Form 8-K and amendment thereto dated September 27, 2004 and October 7, 2004, respectively.

8. Please have counsel supplementally confirm that it is their understanding that the reference in exhibit 5.1 to "Delaware General Corporation Law" includes other Delaware statutory provisions as well as the Delaware Constitution and reported judicial decisions interpreting these laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper at (202) 824-5523. If you require additional assistance you may contact Mark
Shuman, Special Counsel, at (202) 942-2845 or the undersigned at (202)
942-1800.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc: 	Howard L. Schecter, Esq.
	Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178